TIAN RUIXIANG Holdings Ltd

30A Jingyuan Art Center, 3 Guangqu Road

Chaoyang District, Beijing

People’s Republic of China

July 29, 2021

VIA EDGAR

Ms. Tonya Aldave

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	TIAN RUIXIANG Holdings Ltd Request for Withdrawal of Post-Effective Amendment No. 1 Registration Statements on Form F-1 (Nos. 333-256574 and 333-256734)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), TIAN RUIXIANG Holdings Ltd (the “Company”) hereby requests the withdrawal of the Company’s post-effective amendment No. 1 (the “Amendment”) to its registration statements on Form F-1 (File Nos. 333-256574 and 333-256734), together with all exhibits and amendments thereto (collectively, “Registration Statements” and each individually, a “Registration Statement”). The Registration Statement (File No. 333-256574) was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 27, 2021, and was declared effective on June 2, 2021, and the Registration Statement pursuant to Rule 462(b) (File No. 333-256734) was filed and became effective on June 3, 2021. The Amendment was filed with the Commission on July 16, 2021 to extend the offering period of the securities registered by the Registration Statements to July 30, 2021.

The Company has determined not to pursue the extension of the offering period due to unfavorable market conditions at this time. The Company confirms to the Commission that no securities under the Amendment have been sold. Accordingly, the Company is hereby submitting this Form AW as an official request to withdraw the Amendment.

Should you have any questions regarding this request for withdrawal, please contact our counsel Ying Li, Esq. of Hunter Taubman Fischer & Li LLC at (212) 530-2206.

Very truly yours,

TIAN RUIXIANG Holdings Ltd

By:	/s/ Zhe Wang
	Name:	Zhe Wang
	Title:	Chief Executive Officer

cc:	Ying Li, Esq., Hunter Taubman Fischer & Li LLC